Financial Statements of:

                         BIG BAR GOLD CORPORATION


                            DECEMBER 31, 2001
                     (Prepared in Canadian dollars)

LANCASTER & DAVID                                    Incorporated Partners
-----------------                                    David E. Lancaster, CA
Chartered Accountants                                Michael J. David, CA



                           AUDITORS' REPORT


To the Directors of Big Bar Gold Corporation

We have audited the balance sheets of Big Bar Gold Corporation as at December 31, 2001 and 2000 and the statements of loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Generally accepted accounting principles in Canada vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected results of operations, loss per share and cash flows for the years ended December 31, 2001, 2000 and 1999 and total assets, share capital and deficit at December 31, 2001 and 2000, to the extent summarized in
Note 11 to the financial statements.

                                                    "Lancaster & David"  signed

                                                          CHARTERED ACCOUNTANTS


Vancouver, BC
April 16, 2002


-------------------------------------------------------------------------------
New Westminster Office - Suite 404, 960 Quayside Drive, New Westminster,
                         B.C., Canada V3M 6G2 Facsimile: 604.524.9837
Vancouver Office       - Suite 3240, 666 Burrard Street, Vancouver,
                         B.C., Canada V6C 2X8 Facsimile: 604.602.0867
              Telephone: 604.717.5526   Email: admin@lancasteranddavid.ca

BIG BAR GOLD CORPORATION
BALANCE SHEET
AS AT DECEMBER 31
(Prepared in Canadian dollars)


                                                               2001                2000
========================================================================================

                        ASSETS
CURRENT
   Cash                                                    $    244,098       $   45,842
   Short-term investments                                         6,900          456,900
   Due from related party  (Note 5)                              20,000                -
   Prepaids and other                                             1,048            4,434
----------------------------------------------------------------------------------------
                                                                272,046          507,176

CAPITAL ASSETS, net of amortization                               1,899            2,712
MINERAL PROPERTY  (Note 4)                                      424,366          349,366
----------------------------------------------------------------------------------------
                                                           $    698,311       $  859,254
========================================================================================

                      LIABILITIES

CURRENT
   Accounts payable and accrued liabilities                $     51,846       $   74,114
   Due to related parties  (Note 5)                              22,940           59,457
----------------------------------------------------------------------------------------
                                                                 74,786          133,571

LIABILITY TO ISSUE SHARES                                             -          600,000
----------------------------------------------------------------------------------------
                                                                 74,786          733,571
----------------------------------------------------------------------------------------

                 SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)                                        2,251,753        1,618,386
   Issued at December 31, 2001 - 11,394,279 common shares
   (December 31, 2000 - 7,303,613 common shares)

DEFICIT                                                     (1,628,228)       (1,492,703)
----------------------------------------------------------------------------------------
                                                               623,525           125,683
----------------------------------------------------------------------------------------
                                                            $  698,311        $  859,254
=========================================================================================


Approved on behalf of the Board:



"Linda Smith" - signed                                  "Darcy Krell" - signed
----------------------                                  -----------------------
Linda Smith - Director                                   Darcy Krell - Director

BIG BAR GOLD CORPORATION
STATEMENTS OF LOSS AND DEFICIT
FOR THE YEARS ENDED DECEMBER 31
(Prepared in Canadian dollars)

                                                        2001               2000             1999
================================================================================================
REVENUE
   Interest income                             $      17,444       $      3,870    $           -
------------------------------------------------------------------------------------------------

EXPENSES
   Accounting and audit fees                          10,500              9,500            1,605
   Amortization                                          814              1,162              215
   Bad debts                                               -             58,736                -
   Consulting fees                                    32,250             15,805           18,600
   Legal fees                                          6,142             43,999           13,555
   Management fees                                    48,000             48,000           17,500
   Office and general                                 27,929             29,091           15,144
   Property investigation costs                            -                  -           30,000
   Rent                                               18,000             18,000                -
   Sponsorship fees                                        -             10,000                -
   Transfer agent and filing fees                      9,334              6,435            6,720
------------------------------------------------------------------------------------------------
                                                     152,969            240,728          103,339
------------------------------------------------------------------------------------------------

NET LOSS FOR THE YEAR                                135,525            236,858          103,339

DEFICIT, BEGINNING OF YEAR                         1,492,703          1,255,845        1,152,506
------------------------------------------------------------------------------------------------

DEFICIT, END OF YEAR                           $   1,628,228       $  1,492,703    $   1,255,845
================================================================================================


LOSS PER SHARE
   Basic                                       $        0.01       $       0.03    $        0.02
   Diluted                                     Anti-dilutive      Anti-dilutive    Anti-dilutive

Weighted average number of shares outstanding
   Basic                                          10,570,557          7,203,613        4,164,225
   Diluted                                        11,090,501          8,632,466        4,898,307


The accompanying notes form an integral part of these financial statements

BIG BAR GOLD CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31
(Prepared in Canadian dollars)

                                                        2001               2000             1999
================================================================================================

CASH FLOWS PROVIDED BY (USED FOR):

OPERATING ACTIVITIES
   Net loss for the year                       $   (135,525)       $   (236,858)   $    (103,339)
   Adjusted for items not affecting cash:
      Bad debts                                           -              58,736                -
      Amortization                                      814               1,162              215
------------------------------------------------------------------------------------------------
                                                   (134,711)           (176,960)        (103,124)
------------------------------------------------------------------------------------------------

Net changes in non-cash working capital:
   Prepaids and other                                 3,386               5,270           (8,800)
   Due to related parties                           (56,517)             40,606           25,948
   Accounts payable                                 (47,269)              9,695           (3,584)
------------------------------------------------------------------------------------------------
                                                   (100,400)             55,571           13,564
------------------------------------------------------------------------------------------------
                                                   (235,111)           (121,389)         (89,560)
------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
   Proceeds from liability to issue share capital         -             600,000          280,000
   Proceeds from issuance of share capital           33,367                   -          186,126
------------------------------------------------------------------------------------------------
                                                     33,367             600,000          466,126
------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
   Purchase of capital assets                             -                   -           (4,089)
   Acquisition of mineral property                        -                   -          (93,000)
   Mineral property exploration costs               (50,000)                  -          (50,000)
   Prepaid exploration expense                            -                   -         (150,000)
   Advance towards proposed acquisition                   -             (58,736)               -
   Redemption (purchase) of short-term investments  450,000            (454,600)               -
------------------------------------------------------------------------------------------------
                                                    400,000            (513,336)        (297,089)
------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS    198,256             (34,725)          79,477

CASH AND CASH EQUIVALENTS, beginning of year         45,842              80,567            1,090
------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, end of year         $    244,098        $     45,842    $      80,567
================================================================================================

The accompanying notes form an integral part of these financial statements

BIG BAR GOLD CORPORATION
Notes to the Financial Statements
December 31, 2001
(Prepared in Canadian dollars)
===============================================================================

1. NATURE AND CONTINUANCE OF OPERATIONS

   The Company's primary business is the acquisition, exploration and development of mineral properties located in British Columbia.

   The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has experienced recurring losses and has not generated profitable operations to date. The continuation of the Company as a going concern and the recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery and exploitation of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and the attainment of profitable operations.

2. SIGNIFICANT ACCOUNTING POLICIES

   These financial statements are expressed in Canadian dollars except where noted and have been prepared in accordance with accounting principles generally accepted in Canada which differ from those in the United States as explained in Note 11.

   Mineral Properties
   The Company capitalizes the acquisition cost of mineral properties and related exploration and development costs. The amounts shown for mineral properties represent costs incurred to date, less write-offs, and do not
   necessarily reflect present or future values.   These costs will be
   amortized over the estimated productive lives of the properties following the commencement of commercial production using the unit of production method. If a property is subsequently abandoned, sold or determined not to be economic, all related costs are written down. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral properties and related deferred exploration costs could be written off. Properties acquired under option agreements whereby payments are made at the sole discretion of the Company are recorded in the accounts at such time as the payments are made. Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to previous agreements or transfers and title may be affected by undetected title defects.

   Capital Assets
   Capital assets consist of computer equipment, are recorded at cost and are depreciated on a declining balance basis at a rate of 30% per annum.

   Estimates and Assumptions
   The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

   Cash and Cash Equivalents
   Cash equivalents consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when acquired. As at December 31, 2001 and 2000, there were no cash equivalents.

   Financial Instruments
   The fair value of the Company's cash, short-term investments, prepaids, accounts payable and accrued liabilities and due to related parties were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. It was not practicable to determine the fair value of the amounts due to the related parties. The amounts due to the related parties are non-interest bearing and have no specific terms of repayment. Management does not believe the Company is exposed to significant credit, interest rate or financial risks.

BIG BAR GOLD CORPORATION
Notes to the Financial Statements
December 31, 2001
(Prepared in Canadian dollars)
===============================================================================

2. SIGNIFICANT ACCOUNTING POLICIES  (continued)

   Loss Per Share
   The loss per share figures have been calculated using the weighted average number of shares outstanding during the respective fiscal periods. The calculation of fully diluted earnings per share figures considered the potential exercise of outstanding share purchase options and warrants or other contingent issuances to the extent each option, warrant or contingent issuance was dilutive.

   Stock-based Compensation Plan
   The Company grants stock options in accordance with the TSX Venture Exchange policies (Note 7). No compensation expense is recognized when stock options are granted to directors and employees. Any consideration paid by directors and employees on exercise of stock options is credited to share capital. Refer to Note 10.

3. CHANGE IN ACCOUNTING POLICY

   In 2001, the Company adopted the new Canadian Institute of Chartered Accountants' standard of accounting for earnings per share. The new standard requires the use of the treasury stock method for calculating the dilutive effect of potential common shares. The Company has adopted this standard retroactively, however there was no material effect on the amount of diluted earnings per share for the current or prior periods. Accordingly, the adoption of this new accounting standard did not result in a restatement of the prior period's financial statements.

4. MINERAL PROPERTY

                                                  December 31, 2001        December 31,   2000
----------------------------------------------------------------------------------------------
How Property, British Columbia
Exploration and development costs:
   Incurred during the period:
     Assaying and sampling                        $          13,250        $                 -
     Field supplies, lodging and miscellaneous               16,750                     33,616
     Geochemistry                                                 -                     30,450
     Geological consulting                                   30,000                     54,000
     Geological reports                                      15,000                     15,000
     Grid preparation, mapping and line-cutting                   -                     62,800
     Prospecting                                                  -                     10,500
                                                 ---------------------------------------------
                                                             75,000                    206,366

   Balance, beginning of period                             256,366                     50,000
                                                 ---------------------------------------------

   Balance, end of period                                   331,366                    256,366

Acquisition costs                                            93,000                     93,000
                                                 ---------------------------------------------
                                                  $         424,366        $           349,366
                                                 =============================================

How Property, British Columbia
The Company entered into an option agreement with Ahura Mining Ltd. whereby it may acquire a 70% interest in the How property by paying $70,000 (paid) upon execution of the agreement and by incurring $300,000 in exploration expenditures on the property: $100,000 by October 20, 2000 (incurred) and a further $200,000 by October 20, 2001 (incurred). A finder's fee of $23,000 was paid in respect of this property. The How property is comprised of 27 mineral claim units located approximately 21 kilometres north of Merritt, British
Columbia in the Nicola Mining Division.	 During the year, the Company earned
its 70% interest in this property.

BIG BAR GOLD CORPORATION
Notes to the Financial Statements
December 31, 2001
(Prepared in Canadian dollars)
===============================================================================

5. RELATED PARTY TRANSACTIONS
   a) During the year ended December 31, 2001, the Company incurred the following to directors, private companies controlled by them, officers and their relatives: management fees - $48,000 (2000 - $48,000);
      rent  - $18,000 (2000 - $18,000).

   b) At December 31, 2001, the Company was indebted to a director and a relative of a director in the amount of $22,940 (December 31, 2000 - $59,457) for management fees, rent, and reimbursement of office expenses.

   c) The Company paid a director $20,000 for the purchase of the shares of Water Tek Purification Systems Inc. as detailed in Note 8. As the Company will not be proceeding with this acquisition, the director has agreed to repay the Company.

   d) Refer to Note 6.

6. SHARE CAPITAL

Authorized share capital consists of 100,000,000 common shares without par value.

                                                         Shares                    Value
                                                    =====================================
Balance at December 31, 1999                          6,103,613             $   1,338,802

Issued during the year:
   - for cash by way of private placement             1,200,000                   279,584
                                                    -------------------------------------
Balance at December 31, 2000                          7,303,613                 1,618,386
                                                    -------------------------------------
Issued during the year:
   - for cash by way of private placement             3,750,000                   600,000
   - for cash by exercise of share purchase warrants    340,666                    59,617
   - less: subscriptions receivable                           -                   (26,250)
                                                    -------------------------------------
                                                      4,090,666                   633,367
                                                    -------------------------------------
Balance at December 31, 2001                         11,394,279             $   2,251,753
                                                    =====================================


The Company completed a private placement for 1,200,000 units at a price of $0.25 per unit. Of this amount, 400,000 units are flow-through units whereby the subscriber is entitled to certain Canadian Income Tax deductions. The President and director subscribed for 128,000 flow-through units. Each unit consisted of one common share and one two-year non-transferable share purchase warrant. Each warrant entitled the holder to purchase one additional common share at a price of $0.25 per share during the first year of the warrant and a price of $0.29 per share during the second year of the warrant.

The Company completed a private placement consisting of 3,750,000 units at a price of $0.16 per unit to net the Company proceeds of $600,000. Each unit consisted of one common share and one two-year non-transferable share purchase warrant. Each warrant entitled the holder to purchase one additional common share at a price of $0.19 per share up to September 25, 2002. This offering was fully subscribed for by directors, officers and their relatives.

Share purchase warrants are outstanding to purchase a total of 3,750,000 shares exercisable at a price of $0.19 per share up to September 25, 2002.

BIG BAR GOLD CORPORATION
Notes to the Financial Statements
December 31, 2001
(Prepared in Canadian dollars)
===============================================================================

6. SHARE CAPITAL  (continued)

Diluted Earnings per Share:

                                                              Year ended December 31
                                                        2001               2000            1999
                                              ==================================================
Weighted average number of shares used
to calculate basic loss per share                 10,570,557          7,203,613       4,164,225
Add incremental shares from assumed conversion       519,944          1,428,853         734,082
                                              --------------------------------------------------

Weighted average number of shares used
to calculate diluted loss per share               11,090,501          8,632,466       4,898,307
                                              ==================================================

7. STOCK OPTION PLAN

   The Company currently has no formal stock option plan in place.   A summary
   of the changes in the Company's common share purchase options is presented below:

                                     December 31, 2001                   December 31, 2000
                                     =================                   =================
                                              Weighted                             Weighted
                                              Average                              Average
                                              Exercise                             Exercise
                                     Number    Price                     Number     Price
                                     =================                   ==================
Balance, beginning of period         730,361  $   0.16                        -    $     -
Granted                                    -          -                  730,361       0.16
Exercised                                  -          -                        -          -
Forfeited / Cancelled                      -          -                        -          -
                                     ------------------                  ------------------
Balance, end of period               730,361  $   0.16                   730,361   $   0.16
                                     =================                   ==================


   The Company has outstanding incentive stock options to two directors to acquire up to 730,361 common shares exercisable at a price of $0.16 per share up to January 19, 2002 (subsequently expired without exercise).


8. PROPOSED BUSINESS ACQUISITION

   The Company entered into an agreement dated August 1, 2001 to acquire all of the issued and outstanding share capital of Water Tek Purification Systems Inc. ("Water Tek"), a private British Columbia company in consideration for $20,000. Water Tek owns a 100% interest, subject to a 2% net sales royalty, in a water treatment machine that removes contaminants from water using a chemical separation system, covered by a United States patent. This system is in the prototype stage. The Company will not be proceeding with its acquisition of a 100% interest in Water Tek Purification Systems Inc. due to Water Tek's failure to comply with the terms of the agreement.

9. SUBSEQUENT EVENTS

   The Company is proposing a private placement consisting of 1,000,000 units at a price of $0.25 per unit to net the Company proceeds of $250,000. Each unit will consist of one common share and one two-year non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.25 per share. The proceeds from this private placement will be used for business investigation and acquisition costs and general working capital. The private placement is subject to regulatory approval for filing.

BIG BAR GOLD CORPORATION
Notes to the Financial Statements
December 31, 2001
(Prepared in Canadian dollars)
===============================================================================

9. SUBSEQUENT EVENTS  (continued)

   The Company entered into a Standstill Agreement dated March 12, 2002 with Dalian Xindie Chitin Co. Ltd. ("Xindie"), a private Chinese company involved in the business of developing and manufacturing chitin products and derivatives. Pursuant to the terms of the standstill agreement, the Company has 90 days to complete its due diligence review of Xindie's business affairs. During this standstill period, Xindie has agreed to refrain from seeking or entertaining any other offers to acquire interests in the company. Subject to due diligence, the Company and Xindie agree to use their good faith efforts to negotiate and enter into a contract providing for the Company's acquisition of all of the issued and outstanding shares in the capital stock of Xindie. The Company does not have any agreement to acquire an interest in Xindie or its assets and there is no assurance that any such agreement will be reached.

10.RECENT ACCOUNTING PRONOUNCEMENTS

   Effective January 1, 2002 the Company will adopt the new recommendations of the Canadian Institute of Chartered Accountants with respect to stock-based compensation and other stock-based payments. The new recommendations require that stock-based payments to non-employees be accounted for using a fair value based method of accounting. The recommendations encourage, but do not require, the use of a fair valued based method to account for stock-based compensation to employees. The Company has elected to continue recording stock-based compensation to employees using an intrinsic value based method and will disclose pro forma information on the fair value of options issued during the period in the notes to the financial statements. The adoption of this new accounting policy will have no cumulative effect on the prior period's financial statements.


11.RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING
   PRINCIPLES

   The financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United
   States ("US GAAP").   Comprehensive earnings are the same as net earnings
   under US GAAP for all periods presented. The following summarizes the significant differences between Canadian GAAP and US GAAP:

   (a) Mineral properties: Under Canadian GAAP, exploration and development costs are capitalized as incurred for mineral properties which the Company has obtained an interest. Under US GAAP, exploration costs are generally charged directly to operations in the period incurred. Had the Company followed US GAAP, the carrying value of the mineral properties would have been materially different than under Canadian GAAP. If exploration costs had been accounted for pursuant to US GAAP, the Company's total assets and shareholder's equity would have been reduced, and net loss would have been increased by $75,000 during the 2001 fiscal year, $206,366 during the 2000 fiscal year, and by $50,000 during the 1999 fiscal year.

   (b) Stock-based compensation: As described in Note 7, the Company has granted stock options to certain directors and employees. For US GAAP purposes, Statement of Financial Accounting Standards No. 123 ("SFAS 123") requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock-based compensation in the determination of income. As described in Note 10, effective January 1, 2002, the Canadian GAAP treatment of stock-based compensation will be in line with that of the US. The Company has elected under SFAS 123 to continue to measure compensation cost on the intrinsic value basis set out in APB Opinion No. 25. As stock options are granted at exercise prices based on the market price of the Company's shares at the date of grant, no compensation cost is recognized. However, under SFAS 123, the impact on net income and income per share of the fair value must be measured and disclosed on a fair value based method on a pro forma basis.

       The fair value of the employee's purchase rights, pursuant to stock options, under SFAS 123, was estimated using the Black-Scholes model with the following assumptions: risk free interest rate was 5%, expected volatility of 75%, an expected option life of two years and no expected dividends.

BIG BAR GOLD CORPORATION
Notes to the Financial Statements
December 31, 2001
(Prepared in Canadian dollars)
===============================================================================

11. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

    If compensation expense had been determined pursuant to SFAS 123, the Company's net loss and net loss per share for fiscal 2001, 2000 and 1999 would have been as follows:

                                                    Year ended December 31
                                        ------------------------------------------
                                                2001          2000            1999
                                        ------------------------------------------
Net loss for the year
   As reported, under Canadian GAAP      $   135,525   $   236,858     $   103,339
   Adjusted for exploration costs             75,000       206,366          50,000
                                        ------------------------------------------
   As adjusted under US GAAP             $   210,525   $   443,224     $   153,339
                                        ==========================================
   Pro forma                             $   210,525   $   625,814     $   153,339


Basic earnings (loss) per share
   As reported, under Canadian GAAP      $      0.01   $      0.03     $      0.02
   As adjusted for US GAAP               $      0.02   $      0.06     $      0.04

   Pro forma                             $      0.02   $      0.09     $      0.04

Diluted earnings (loss) per share
   As reported, under Canadian GAAP      Anti-dilutive  Anti-dilutive  Anti-dilutive
   As adjusted for US GAAP               Anti-dilutive  Anti-dilutive  Anti-dilutive

   Pro forma                             Anti-dilutive  Anti-dilutive  Anti-dilutive
